SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                       Oscient Pharmaceuticals Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    68812R105
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Abingworth Management Limited
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [  ]
         (b) [  ]
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  3      SEC USE ONLY

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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         England
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                        5     SOLE VOTING POWER
                              0
  NUMBER OF             ------------------------------------------------------
  SHARES                6     SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY                    751,853*
  EACH                  ------------------------------------------------------
  REPORTING             7     SOLE DISPOSITIVE POWER
  PERSON WITH                 0
                        ------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                              751,853*
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         751,853*
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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
         [  ]
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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.5%
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  12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
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* THIS AMENDMENT DOES NOT REFLECT A SALE OR OTHER DISPOSITION BY THE REPORTING
PERSON, RATHER, IT IS BEING FILED MERELY TO CORRECT AN ERROR IN THE NUMBER OF SHARES REPORTED AS BENEFICIALLY OWNED BY THE REPORTING PERSON IN THE SCHEDULE 13D/A FILED ON FEBRUARY 13, 2007.

Item 1(a).  NAME OF ISSUER:  Oscient Pharmaceuticals Corp. (the "Issuer")

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1000 Winter Street, Suite 2200
             Waltham, Massachusetts 02451

Item 2(a). NAME OF PERSONS FILING: Abingworth Management Limited ("Abingworth Management").

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The business address for Abingworth Management, Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2(c). CITIZENSHIP: Abingworth Management is a corporation organized under the laws of England.

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value per share

Item 2(e).  CUSIP NUMBER:  68812R105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

Item 4.     OWNERSHIP.

            (a) Amount Beneficially Owned:

                 Abingworth Management Limited is the manager of Abingworth Bioequities Master Fund LTD, Abingworth Bioventures IV L.P., Abingworth Bioventures IV Executives L.P., Abingworth
                 Bioventures III A L.P., Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP (collectively, the "Funds").

                 As of the date hereof, Abingworth Bioequities Master Fund LTD is the record owner of 207,292 shares of Common Stock; Abingworth Bioventures IV L.P. is the record owner of 186,742 shares of Common Stock; Abingworth Bioventures IV Executives L.P. is the record owner of 1,602 shares of Common Stock; Abingworth Bioventures III A L.P. is the record owner of 81,283 shares of Common Stock; Abingworth Bioventures III B L.P. is the record owner of 49,661 shares of Common Stock; Abingworth Bioventures III C L.P. is the
                 record  owner  of  29,677  shares  of  Common   Stock;   and
                 Abingworth Bioventures III Executives L.P. is the record owner of 1,297 shares of Common Stock.

                 In addition, Abingworth Bioequities Master Fund LTD is the record owner of warrants, exercisable for 56,671 shares of Common Stock; Abingworth Bioventures IV L.P. is the record owner of warrants, exercisable for 56,189 shares of Common
                 Stock; Abingworth Bioventures IV Executives L.P. is the record owner of warrants, exercisable for 482 shares of Common Stock; Abingworth Bioventures III C L.P. is the

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                  record owner of warrants,  exercisable  for 14,838 shares of
                  Common Stock; Abingworth Bioventures III B L.P. is the record owner of warrants, exercisable for 24,830 shares of Common Stock; Abingworth Bioventures III A L.P. is the record owner of warrants, exercisable for 40,641 shares of Common Stock; and Abingworth Bioventures III Executives L.P. is the record owner of warrants, exercisable for 648 shares of Common Stock. All of the warrants held by the Funds are immediately exercisable.

                  As the manager of each of the Funds, Abingworth Management may be deemed to beneficially own 751,853 shares of Common Stock, which represents the shares of Common Stock and the warrants exercisable for shares of Common Stock held by the Funds.

             (b) Percent of Class: Abingworth Management beneficially owns 5.5% of the outstanding Common Stock of the Issuer.

                  The foregoing percentages are calculated based on the 13,552,125 shares of Common Stock reported to be outstanding following a one-for-eight reverse stock split as of November 15, 2006 in the Issuer's Form 8-K filed with the Securities Exchange Commission on November 15, 2006.

             (c)  Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: see line 5 of cover sheets.

                    (ii) shared power to vote or to direct the vote:
                         see line 6 of cover sheets.

                    (iii) sole  power to  dispose or to direct the
                          disposition: see line 7 of cover sheets.

                    (iv) shared power to dispose or to direct the disposition: see line 8 of cover sheets.

             The Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

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Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

Item 10. CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2007

ABINGWORTH MANAGEMENT LIMITED


By:   /s/ Stephen Bunting
      ----------------------------
      Name:   Stephen Bunting
      Title:  Executive Director